UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant:

Digimarc Corporation

2.	Name of Person Relying on Exemption:

Ocho Investments LLC

3.	Address of Person Relying on Exemption:

c/o Andris Upitis, Manager - Ocho

1401 Lavaca St, PMB 40912

Austin, TX, 78701

4.	Written Materials. The following written materials are attached:

Letter to Digimarc Corporation Shareholders, dated April 17, 2025

Press release, dated April 17, 2025

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Ocho Investments LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ocho Investments LLC and its affiliates.

PLEASE NOTE: Ocho Investments LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written materials follow on next page)

Ocho Investments LLC

1401 Lavaca Street

Unit 40912

Austin, TX 78701

April 17, 2025

Dear Fellow Digimarc Corporation Shareholders:

Ocho Investments LLC (“Ocho”) has been a sizable shareholder of Digimarc Corporation (“Digimarc”, “DMRC”, or “the Company”) since late 2020. In the past two months, Ocho increased its position and currently owns 1,115,000 shares, which represent 5.2% of the Company.

In connection with the Company’s upcoming Annual Meeting scheduled for May 7, 2025, Ocho will:

•	Vote “WITHHOLD” on Riley McCormack, who as CEO is responsible for the Company’s poor performance and destruction of shareholder value

•

“VOTE NO” on the Company’s say-on-pay (Proposal No. 3 on your proxy card); this incentive plan has created misalignment between management versus shareholders in that executives were well compensated while shareholders lost significant value

•

Vote “WITHHOLD” on Kathleen Kool, who, as the previous Chair of the Compensation Committee, put in place the misaligned incentives, and as Chair of the Board has failed to address the Company’s poor performance

Ocho strongly urges all Digimarc shareholders to vote in the same manner.

Digimarc has a unique technology that offers a compelling opportunity for enormous value creation on behalf of you, as shareholders. In order to achieve this potential, the Company requires 1) an experienced CEO who can deliver tangible results and communicate transparently, 2) fair compensation practices to reward performance that is aligned with shareholder value, and 3) a strong and capable Chair who can effectively oversee the Board. All of the above are imminently possible; right now, we have none.

If Ms. Kool and Mr. McCormack receive more “Withhold” votes than “For” votes, under the terms of the Company’s Corporate Governance Guidelines, they are required to submit their resignations as directors. The Board then has the discretion to accept the resignations or ignore shareholders by rejecting them. 1

WITHHOLD VOTES ON CEO RILEY MCCORMACK

We are withholding our votes from Mr. McCormack for several reasons:

1. Destruction of shareholder value

	4/12/21	4/16/25	% change
Nasdaq Composite	13,850.00	16,307.16	18%
DMRC stock price	$28.93	$11.48	-60%
DMRC if performance = Nasdaq		$34.06	18%

•	Digimarc’s stock price is down 60% in the four years since Mr. McCormack was named CEO

•	If Digimarc had matched the Nasdaq Composite Index, the Company’s stock price would be $34.06 (3.0x its present level)

•	The equity market has unequivocally rebuked Mr. McCormack’s performance

•

Since Ocho published our public letter on 3/20/25, numerous shareholders have reached out to share their frustration with the Company’s poor operating and financial performance under his leadership, as well as his inadequate communication with investors

2. Four years of no growth in quarterly revenue per share

	1q21	4q24	CAGR
Quarterly revenue	$6.70	$8.66	7.1%
Share count	16.91	21.55	6.7%
Quarterly revenue/share	$0.396	$0.402	0.4%

•	For the past four years, quarterly revenue has been flat at ~$0.40 per share

•	Modest growth in revenue has been offset by ongoing dilution from capital raises and acquisitions

[1]	The Guidelines can be found here.

https://dmremktdocs.blob.core.windows.net/documents/4E57NSXD3ZZP-373239220-511.pdf

•	Mr. McCormack has no prior sales or go-to-market experience; unfortunately, he has been unable to overcome the lack of this skill set, and the result has been a dearth of revenue growth

3. Declining Net ARR

$ in millions	3q23	4q24	vs 3q23
Actual results	$19.6	$16.3	-17%
Needham est (as of 6/24)		$32.0	63%

Note: Net ARR = reported ARR less announced, pending customer losses

•	Digimarc began reporting annual recurring revenue (ARR) in 3q23, and it has become the most important metric in determining the Company’s intrinsic value

•	The Company announced two large commercial contracts in the past four years; they will both no longer generate ARR by the end of the current quarter

•	Since Digimarc first reported this metric, Net ARR has declined by 17% (-14% CAGR)

•	This is in stark contrast to the 63% increase (48% CAGR) that was projected by a prominent sell side analyst

•	The actual Net ARR result for 12/31/24 was 49% below the sell side’s forecast from only 6 months earlier

4. Digimarc’s continued losses, and the resulting limited cash resources, have forced the Company to curtail investments in its business and employees

	Dec-20	Dec-22	Dec-24	Today (est)	vs Dec-24
Cash ($ in millions)	$77.7	$52.5	$28.7	$21.7
Number of employees:
Sales, marketing, ops	78	101	70	70	0%
R&D, engineering	86	133	109	29	-73%
Finance, admin, IT	39	43	36	26	-28%
Total Employees	203	277	215	125	-42%

•	In the four years Mr. McCormack has been CEO, Digimarc’s poor financial performance has resulted in over $120M in losses and a depleted cash balance

•	This poor performance has depressed Digimarc’s stock price; at this level, it would be extremely dilutive to raise new capital

•	The cumulative losses and declining cash balance recently caused the Company to reduce its workforce by 42%, including a 73% decrease in R&D and engineering employees

•	These cuts threaten the viability of some of the Company’s most promising markets, especially those that have not yet achieved product-market fit

•	Digimarc shareholders should not be forced to continue relying on a CEO whose poor performance has required the Company to terminate 42% of its employees

5. Mr. McCormack has lost credibility and trust with investors

•	For over four months, Mr. McCormack failed to disclose to shareholders the loss of Digimarc’s largest commercial customer

•	The contract expired in June 2024

•

Nonetheless, it was still included in the ARR calculation as of 6/30/24, which was reported to investors on the Company’s earnings call in August 2024 (even though Digimarc had not received revenue from this contract for the prior five weeks)

•	Legally, because Mr. McCormack discussed the future opportunities he envisioned with this customer on that same August 2024 call, he was required to disclose the loss of this contract at the same time

•	However, he did not disclose the termination of the contract until the following earnings call (November 2024)

•	As a result, Mr. McCormack’s credibility has been destroyed, and investors’ distrust will strand the stock price “in the penalty box” until the Company hires a new CEO

•	Digimarc shareholders deserve a CEO who communicates with clarity and transparency rather than one who withholds critical information

Mr. McCormack consistently speaks with great optimism about the future. Unfortunately, while he has often said “it is results that matter,” on that front, he has delivered four years of poor performance. We strongly urge you, as Digimarc shareholders, to Withhold your votes from Mr. McCormack.

VOTE NO ON SAY-ON-PAY

There were several significant issues with Digimarc’s 2024 executive compensation:

1. The incentive plan rewards executives for their performance on a metric that misaligns the interests of management versus shareholders

•	This misalignment was caused by a significant change in the Company’s incentive plan for 2024

•

Previously, Digimarc used total annual recurring revenue (ARR) as the largest weighting (65%) in its incentive compensation, which was aligned with shareholder interests, as total ARR was inclusive of both new customer wins and contract losses

•

Beginning in 2024, Digimarc changed the largest weighting (still 65%) in its incentive compensation calculation to “Gross New ARR Growth”, which is based on only the additions to Ending ARR (but ignores any customer losses)

•

In other words, even if the Company were to lose all of its existing customers, there would be no impact on management’s compensation in what is by far the largest weighting of their Annual Incentive Plan

2. Digimarc’s financial performance in 2024 destroyed enormous value, yet its executives received nearly their full bonus payout

•	Digimarc reported a 10% decline in total ARR in 2024 (due to the loss of its largest commercial contract, among others)

•	However, the Company reported 23% Gross New ARR Growth in 2024 (which exceeded its 22.5% target for this deficient metric)

•	Under the 2023 compensation system, this performance would have resulted in executives receiving 0% of the 65% payout (based on total ARR)

•	However, under the 2024 compensation system, the same performance resulted in executives receiving a 71% payout on this metric (109% of the target of a 65% payout for Gross New ARR Growth)

•

Under the prior (more sensible) plan, this 71% payout would have been 0%, which would have reduced the executives’ Annual Incentive Plan payout from 96% of target to 25% (i.e., the 2024 incentive payments were nearly 4x the level they would have been under the previous system)

•	Importantly, shareholders care far more about the prior metric (total ARR) than the new measure (Gross New ARR Growth)

•

In fact, from the day after Digimarc reported its 12/31/23 ARR to the day after reporting its 12/31/24 results, the stock price plummeted 56% (compared to a 14% increase in the Nasdaq Composite Index during the same time period)

•

In other words, in 2024, the Company’s executives received a 109% payout on this metric (and a 96% payout on its target incentive plan overall), despite the shareholders having suffered 70% stock price underperformance

3. The timing was curious, at best

•

The timing of this peculiar change in the incentive compensation framework was particularly detrimental as it was implemented just months before the known, upcoming expiration of Digimarc’s largest commercial contract

•	This two-year contract started in July 2022 and was scheduled to expire in June 2024

•

The non-renewal of this contract was devastating for the Company’s shareholders but, because the incentive plan was changed to ignore the loss of existing customers, the executives’ bonus payouts were not impacted

We strongly urge you, as Digimarc shareholders, to Vote No on the Company’s say-on-pay (Proposal No. 3 on your proxy card), as the Company’s incentive compensation is severely misaligned with the value of your investment. As a result, the Company’s precious cash has been paid to executives to fund disappointing performance that has cost all of the shareholders, in aggregate, hundreds of millions of dollars in financial losses.

WITHHOLD VOTES ON CHAIR KATHLEEN KOOL

We are withholding our votes from Ms. Kool for several reasons:

1. Ms. Kool was Chair of the Compensation Committee for the 2024 incentive plan

•	As Chair of the Compensation Committee, she oversaw the redesign and implementation of the disastrous compensation plan outlined above

•	This allowed Digimarc’s executives to be well compensated in 2024, despite failing to renew the Company’s largest commercial contract and destroying significant shareholder value

•	This was a dereliction of fiduciary duty, as this change to executive compensation clearly benefited management at the expense of Digimarc shareholders

2. Lackadaisical and indifferent approach to the Company’s loss of value and shareholders’ interests

•	Ms. Kool, as Chair of the Board, appears to have taken no action to address the Company’s dramatic loss of value and the CEO’s poor performance

•	“As the Chair of the Board, Ms. Kool works ... to engage with and represent the shareholder community.” – Digimarc’s proxy statement, 3/25/25

•	Despite that claim, Ms. Kool’s actions in this role have been counterproductive for both the Company and its shareholders:

•	When Ocho requested a private meeting shortly before crossing the 5% ownership threshold, Ms. Kool promptly agreed

•	However, she inexplicably canceled the meeting one business day later

•	She then refused to reschedule the meeting, claiming she was “not able to have the conversation”

•	This forced Ocho to publish a public letter (the first its principal has written in over 30 years of public equity investing)

•	Large shareholders should not be required to communicate publicly in order to have their voices heard by the person claiming to serve as the Company’s representative of the shareholder community

•

While Digimarc is in crisis, as Chair of the Board, Ms. Kool was unable to schedule a meeting with Ocho for 25 days after our public letter and has taken no other discernable action on behalf of the Company’s shareholders

3. As the only director to choose to receive her retainer entirely in cash (instead of stock), Ms. Kool continues to cast a vote of “no confidence” in the Company

•

In March 2023, April 2024, and March 2025, Digimarc released proxy statements that included paragraphs about the opportunity for non-employee directors to receive 0%, 50%, or 100% of their annual retainers in common stock

•

In March 2023 and April 2024, that paragraph ended with similar language: “Following our annual meeting, all our non-employee directors chose to take at least half of their annual cash retainer in equity”

•

In March 2025, that sentence no longer appeared; also, footnote 1 to the 2024 Non-Employee Director Compensation Table makes clear that Ms. Kool elected to receive all of her 2024 director compensation in cash

•	The Form 4 filings in April 2025 reveal that Ms. Kool still chooses to be the lone director not to receive any of her retainer in common stock (i.e., she continues to opt for cash only)

•	It is also concerning that Ms. Kool was named Chair of Digimarc in July 2024, just a few months after choosing to become the only director to receive none of her retainer fees in stock

•	Digimarc shareholders deserve a Chair who believes in the Company enough to “put her money where her mouth is” by receiving her retainer in stock

Just as Ms. Kool has repeatedly cast a vote of “no confidence” by eschewing stock to choose to receive cash for all of her retainer, Ocho has no confidence in her as the Chair of the Company. We strongly urge you, as Digimarc shareholders, to Withhold your votes from Ms. Kool.

For the reasons stated above, we strongly urge you to Vote No on Digimarc’s say-on-pay proposal and Withhold your votes on Mr. McCormack and Ms. Kool.

Sincerely,

Dris Upitis

Ocho Publishes Letter to the Shareholders of Digimarc Corporation

NEWS PROVIDED BY

Ocho Investments LLC →

Apr 17, 2025, 07:00 ET

Calls to “WITHHOLD” Votes on CEO and Chair; “VOTE NO” on Say-on-Pay

AUSTIN, Texas, April 17, 2025 /PRNewswire/ – Ocho Investments LLC (“Ocho”), which owns 5.2% of the stock of Digimarc Corporation (Nasdaq: DMRC) (“Digimarc” or the “Company”), today published a letter to the shareholders of Digimarc.

The letter informs shareholders that, at Digimarc’s Annual Meeting scheduled for May 7, 2025, Ocho will vote “WITHHOLD” on CEO Riley McCormack and Chair Kathleen Kool. Also, Ocho will “VOTE NO” on the Company’s say-on-pay proposal. Ocho strongly urges all Digimarc shareholders to vote in the same manner.

The letter outlines why Ocho believes these votes are in the best interests of the shareholders of Digimarc, including:

•

WITHHOLD on Mr. McCormack because his four-year tenure has been marked by a 60% decline in the stock price, no growth in revenue per share and declining net ARR, continued operating losses and the need to curtail investments in employees and the business, and lost credibility with investors due to a lack of transparent communication.

•

VOTE NO on say-on-pay because Digimarc’s incentive plan misaligns the interests of management versus shareholders. The change of a key compensation metric, from total ARR to “Gross New ARR Growth”, occurred just months before the expiration (and eventual loss) of the Company’s largest commercial contract. This curious revision meant, even in the event Digimarc had lost all of its existing customers, there would be no effect on the largest weighting (65%) of management’s cash bonuses. As a result, Digimarc’s executives were paid nearly four times as much on their Annual Incentive Plan for 2024 (96% payout) than they would have under the prior (more sensible) plan (25% payout).

•

WITHHOLD on Ms. Kool because she was Chair of the Compensation Committee when the aforementioned changes to the incentive plan occurred to the detriment of shareholders, she appears to have taken no action to address the Company’s dramatic loss in shareholder value and CEO’s poor performance, she has not been willing to meet with large shareholders unless they communicate publicly, and she has cast a vote of “no confidence” as the lone director to choose to receive none of her annual retainer in stock (opting for cash only).

Digimarc’s shareholders deserve 1) an experienced CEO who can deliver tangible results and communicate transparently, 2) fair compensation practices to reward performance that is aligned with shareholder value, and 3) a strong and capable Chair who can effectively oversee the Board. All of the above are imminently possible; right now, we have none.

The full letter is available via this link: https://www.ochocapital.com/s/DMRC-04172025,pdf

About Ocho

Ocho is a family office that invests in public and private companies across a wide variety of industries. Our level of involvement can vary from passive investments to active engagement with management and board service.

Disclaimer

The views expressed in this letter represent the opinions of Ocho Investments LLC (“Ocho”), and are based on publicly available information with respect to the Company. Ocho reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of such change. Ocho disclaims any obligation to update the information or opinions contained in this letter.

This letter is provided merely as information and is not intended to be, nor should it be construed as investment advice, or as an offer to sell or a solicitation of an offer to buy any security. This letter does not recommend the purchase or sale of any security, Ocho currently beneficially owns shares of the Company. Ocho is in the business of trading – buying and selling– securities and intend to continue trading in the securities of the Company. You should assume Ocho will from time to time sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

Media Contacts

Ocho can be reached at: info@ochocapital.com

SOURCE Ocho Investments LLC